UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Director/PDMR Shareholding

Pearson plc
(the "Company")

Notification of Directors' Interests

Long-Term Incentive Plan ("LTIP") - 2011 Release

In 2001, the Company established the Pearson Long Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.  Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

Based on performance against the LTIP measures, 97.5% of the restricted share awards granted on 4 March 2008 have vested. Three-quarters of those shares have been released on 5 April 2011 following confirmation of performance with the remaining one-quarter to be released in 2013.

The following table sets out the number of shares released to directors on 5 April 2011 under the 2008 LTIP award.  The LTIP rules require that sufficient shares are sold to discharge the PAYE income tax liability and any other statutory withholding liabilities on the shares released.  The shares set out in the fourth column below were sold on 5 April 2011 at a price of 1143.33p per share, leaving the after-tax number of shares set out in the final column below.

Name of Director	Shares Released (before dividend)	Dividend- equivalent shares released	Shares Sold to discharge tax liabilities	Shares Retained
Will Ethridge	109,688	17,112	53,827	72,973
Rona Fairhead	91,407	14,260	53,891	51,776
Robin Freestone	91,407	14,260	53,891	51,776
John Makinson	91,407	14,260	53,891	51,776
Marjorie Scardino	292,500	45,630	163,926	174,204

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director	Number of Shares	% of Capital
Will Ethridge	373,368	0.04591
Rona Fairhead	394,445	0.04850
Robin Freestone	245,730	0.03022
John Makinson	602,815	0.07413
Marjorie Scardino	1,281,322	0.15756

This notification is made in accordance with DTR 3.1.2R and LR 9.8.6R(1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  06 April 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary